04001652

STATES
HANGE COMMISSION
D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Towne Square, Suite 444
(No. and Street)

Southfield (City) Michigan (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve LaPoint (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Button Eddy & Sorrentino, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

33515 State Street (Address) Farmington (City) Michigan (State) 48335 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C. JAN 12 2004

PROCESSED FEB 04 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH M. BENARDINO
Notary Public, Oakland County, MI
My Commission Expires Oct 19, 2005

Signature

Treasurer-Advance Capital Group

Title

President-Advance Capital Services

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x(o) Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANCE Capital Management INC
Investment Advisory Services
One Towne Square, Suite 444, Southfield, MI 48076
248-350-8543 • 800-345-4783 • Fax 248-350-0115

January 9, 2004

SEC MAIL PROCESSING
RECEIVED
JAN 12 2004
WASH. D.C. 158 SECTION

SEC – Division of Market Regulation
450 5th Street , N.W.
Washington, DC 20549

Dear Sir/Ms.,

In filing the X-17 A-5 report in November I failed to include a notarized copy of the report. I am doing so at this time. I apologize for any inconvenience this may have caused. If you need anything further, don't hesitate to contact me at (248) 350-8543.

Sincerely,

Steve LaPoint

Steve LaPoint
Advance Capital

NASD

December 23, 2003

Advance Capital Services, Inc.
Mr. Robert Cappelli, President
One Towne Square, Suite 444
Southfield, MI 48076

Dear Mr. Cappelli:

This acknowledges receipt of your September 30, 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

1. An Oath or Affirmation (Signed by duly authorized officer, general partner, of proprietor of member firm; and notarized)

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. A copy of Part III Facing Page and Oath or Affirmation page is enclosed for your convenience.

Please provide the requested information by January 13, 2003. If you have any questions, please contact the undersigned at (312) 899-4615.

Sincerely,

Susan M. Derus

Susan M. Derus
Sr. Compliance Examiner

Enclosure

c: Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

DEC 29 2003